Reconciliation to United States Generally Accepted Accounting Principles

Independent Auditors’ Report on reconciliation to United States Generally Accepted Accounting Principles

To the Board of Directors of Paramount Resources Ltd.

On March 4, 2009, we reported on the consolidated balance sheets of Paramount Resources Ltd. as at December 31, 2008 and 2007 and the consolidated statement of earnings (loss) and retained earnings, comprehensive income (loss) and cash flows for each of the years in the two year period ended December 31, 2008 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian Generally Accepted Auditing Standards and the standards of Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Calgary, Canada
March 4, 2009	Chartered Accountants

Paramount Resources Ltd. Reconciliation to United States GAAP

Reconciliation of Canadian to United States Generally Accepted Accounting Principles

Canadian Generally Accepting Accounting Principles (“GAAP”) differs in certain respects from U.S. GAAP. The effect of significant differences on the Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) are described below:

Consolidated Net Earnings and Comprehensive Income

(CAD$ thousands, except as noted)
Years ended December 31	2008	2007
Net earnings (loss) under Canadian GAAP	$(116,623)	$ 416,241
Adjustments under US GAAP, net of tax:
Depletion, depreciation and accretions expense (a)	2,639	45
Income from investments - available for sale (b)	-	(105)
Income from investments - dilution gain (c)	2,996	(25,260)
Income from investments - reorganization costs (d)	-	950
Stock-based compensation (f)	(2,700)	151
Future income tax expense (h)	(1,073)	(5,278)
Net earnings (loss) under US GAAP	$ (114,761)	$ 386,744
Other comprehensive income (loss) under Canadian GAAP
Unrealized gain (loss) on available-for-sale investments, net of tax	4	(4)
Comprehensive income (loss) under US GAAP	$(114,757)	$ 386,740

Net earnings (loss) per common share under US GAAP ($/share)
Basic	$ (1.70)	$ 5.52
Diluted	$ (1.70)	$ 5.47

Paramount Resources Ltd. Reconciliation to United States GAAP

Consolidated Balance Sheets

($ thousands)
As at December 31	2008		2007
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Assets
Cash and cash equivalents	$ 54,131	$ 54,131	$ 83,304	$ 83,304
Short-term investments (b)	-	-	94,749	94,749
Accounts receivable	41,319	41,319	63,982	63,982
Risk management assets	19,690	19,690	–	–
Prepaid expenses and other	1,661	1,661	1,874	1,874
	116,801	116,801	243,909	243,909
Property, plant and equipment (a)	766,103	766,103	754,947	752,308
Investments and other (c) (e)	234,423	231,268	290,701	284,853
Goodwill	-	-	10,258	10,258
	$1,117,327	$1,114,172	$1,299,815	$1,291,328
Liabilities
Accounts payable and accrued liabilities (h)	$ 84,192	$ 84,192	$ 91,896	$ 99,040
Risk management liabilities	-	-	28,980	28,980
Current portion of stock-based compensation	19	9,841	3,333	7,750
liability (f)
	84,211	94,033	124,209	135,770
Long-term debt (e)	109,452	110,448	134,606	136,547
Asset retirement obligations	87,237	87,237	97,359	97,359
Stock-based compensation liability (f)	-	254	66	3,025
Future income taxes (b) (c) (d) (f) (h)	57,940	54,912	34,926	31,991
	338,840	346,884	391,166	404,692
Shareholders’ Equity
Share capital (h)	302,727	331,502	313,828	334,293
Contributed surplus (f)	2,398	-	1,375	–
Retained earnings	473,362	302,356	593,450	420,582
Additional paid in capital (c) (f)	-	133,430	–	131,765
Accumulated other comprehensive loss	-	-	(4)	(4)
Total Shareholders’ Equity	778,487	767,288	908,649	886,636
	$1,117,327	$1,114,172	$1,299,815	$1,291,328

Consolidated Statement of Cash Flows

($ thousands)
Years ended December 31	2008		2007
	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Cash flows from (used in) operating activities (g)	$ 194,869	$187,709	$ 98,674	$ 31,126
Cash flows from (used in) financing activities	(71,338)	(71,338)	(293,025)	(293,025)
Cash flows from (used in) investing activities (g)	$(152,704)	$(145,544)	$263,298	$330,846

Paramount Resources Ltd. Reconciliation to United States GAAP

a) Property, Plant and Equipment

Under both US GAAP and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Effective January 1, 2004, the Canadian Institute of Chartered Accountants (“CICA”) implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. The US/Canadian GAAP differences in recorded carrying values of impaired assets prior to January 1, 2004 results in differences in depreciation, depletion and accretion expense until the related assets are fully depleted under Canadian GAAP. For the year ended December 31, 2008, the property plant and equipment that was impaired for US GAAP purposes was impaired for Canadian GAAP purposes eliminating the US GAAP difference. For 2007, a reduction in depletion expense of $0.1 million ($0.1million net of tax) was recognized for US GAAP purposes.

b) Short -Term Investments

Under US GAAP, equity securities are classified as trading securities or available-for-sale. Unrealized gains and losses related to trading securities are included in earnings as incurred whereas unrealized gains and losses related to available-for-sale securities are recognized in other comprehensive income. In 2006, under Canadian GAAP, these gains and losses are recognized in earnings when the security is sold. Paramount had unrealized gains of $0.2 million (net of tax - $0.1 million) at December 31, 2006. On January 1, 2007, Paramount adopted CICA Handbook Section 1530 - Comprehensive Income, Section 3251 – Equity, and Section 3855 - Financial Instruments – Recognition and Measurement. Upon adoption, Paramount designated its short-term investments as available-for-sale under Canadian and US GAAP eliminating the GAAP difference.

c) Investments

In 2008, under Canadian GAAP, Paramount recognized a $4.5 million dilution loss in respect of MGM Energy’s renunciation of flow through shares that were issued in 2007 and a dilution gain of $0.7 million in respect of MGM Energy’s issuance of flow through shares issued during 2008. Under Canadian GAAP, dilution gains are recognized when flow through shares are issued and a future tax liability is recognized when the tax attributes of eligible expenditures are renounced to subscribers, whereas for US GAAP the deferred tax liability is recognized when the flow through shares are issued. For 2008 Paramount reclassified the dilution gain to Additional-Paid-in-Capital. The dilution loss of $4.5 million was recognized in 2007 for US GAAP purposes.

In 2007 for Canadian GAAP, Paramount completed the spinout of MGM Energy and recorded a dilution loss of $2.6 million, in addition, Paramount recognized a dilution gain of $29.6 million ($25.3 million net of tax) related to additional share issuances by MGM Energy during 2007. MGM Energy is a development stage entity, therefore dilution gains and losses are recorded as additional paid in capital under US GAAP.

d) Reorganization Costs

In 2006, in connection with the MGM Spinout, Paramount deferred estimated reorganization costs of $1.4 million under Canadian GAAP. Under US GAAP these reorganization costs were expensed. During 2007, Paramount completed its spinout of MGM Energy, and expensed the reorganization costs under Canadian GAAP, eliminating the US/Canadian GAAP difference.

Paramount Resources Ltd. Reconciliation to United States GAAP

e) Financing fees

Transaction costs arising from the issuance of debt are recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to Investments and other assets.

f) Stock-based Compensation

For Canadian GAAP, Paramount uses the intrinsic value method to recognize its stock-based compensation liability. US GAAP requires Paramount to calculate its liability relating to share-based payments using the fair value method effective January 1, 2006. For the year-ended December 31, 2008, Paramount recognized additional compensation expense of $2.7 million ($1.9 million net of tax) and for 2007 a decrease in compensation expense of $0.2 million ($0.1 million net of tax). Paramount uses the Black-Scholes option valuation method and the following key assumptions in estimating the fair value of stock options:

	2008	2007
Risk-free interest rate	2.61%-2.81%	3.8% - 3.9%
Maximum expected life	5-6 years	5 years
Expected volatility:
Paramount – options and stock appreciation rights	45%	44%
Holdco - options and stock appreciation rights	36%	37%
Expected dividends	Nil	Nil

Paramount also reclassifies the contributed surplus related to Trilogy’s stock based compensation to Additional Paid in Capital.

g) Statements of Cash Flow

The application of US GAAP changes the cashflow presentation for certain investing and operating items. Under Canadian GAAP, dry hole costs of $7.2 million (2007 - $67.5 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities.

h) Future Income Taxes

The liability method of accounting for income taxes under Canadian GAAP is similar to US GAAP, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s consolidated financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at or the results of operations for the years ended December 31, 2008 and 2007.

Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow through shares are allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the cost of flow through shares and the market price of the existing shares. A

Paramount Resources Ltd. Reconciliation to United States GAAP

liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense.

For US GAAP purposes, the flow through shares renunciation in 2008 results in reversing the liability of $7.1 million and deferred tax liability of $1.2 million (2007 - $16.4 million and deferred tax of $5.2 million). Presently, Paramount does not have further obligations with respect to flow through shares.

i) Accounting for Uncertainty in Income Taxes

On January 1, 2007, Paramount adopted FASB Interpretation 48 - Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and also provides guidance on derecognition, measurement, classification, interest, and penalties. To the extent interest and penalties may be assessed by taxation authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income taxes in earnings. FIN 48 utilizes a two-step approach for the evaluation of tax positions. Recognition (step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step 2) recognizes the tax benefit based on the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. The cumulative effect of adopting FIN 48 was nil. At December 31, 2008, Paramount reevaluated its tax positions, and determined no further changes were necessary.

Paramount’s income tax filings are subject to audit by taxation authorities and as at December 31, 2008 the following tax years remained subject to examination; (i) Canada – 2004 to date; and (ii) United States - 2005 to date.

Paramount Resources Ltd. Reconciliation to United States GAAP